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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                AMENDMENT NO. 15

                                       TO

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                                       OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                         HEALTHDYNE TECHNOLOGIES, INC.
                           (Name of Subject Company)
                         HEALTHDYNE TECHNOLOGIES, INC.
                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)

                         (Title of Class of Securities)

                                   422206102

                     (CUSIP Number of Class of Securities)

                             ---------------------

                             LESLIE R. JONES, ESQ.
                 VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                         HEALTHDYNE TECHNOLOGIES, INC.
                             1255 KENNESTONE CIRCLE
                            MARIETTA, GEORGIA 30066
                                 (770) 499-1212

                 (Name, address and telephone number of person
                authorized to receive notice and communications
                 on behalf of the person filing the statement)

                             ---------------------

                                    COPY TO:

                              BLAINE V. FOGG, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 735-3000

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     This Amendment No. 15 amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission on January 31, 1997 (as amended, the "Schedule 14D-9") by Healthdyne Technologies, Inc., a Georgia corporation ("Healthdyne"), relating to the proposed tender offer by I.H.H. Corporation, a Delaware corporation ("IHH") and a wholly owned subsidiary of Invacare Corporation, an Ohio corporation ("Invacare"), to purchase for cash all outstanding shares of Common Stock, par value $.01 per share, of Healthdyne.




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ITEM 7.           CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE
                  SUBJECT COMPANY.

                  Item 7(a) of the Schedule 14D-9 is hereby amended to read as follows:

                  (a) The Board of Directors of Healthdyne has not made any decision to sell Healthdyne or to merge Healthdyne with any other company, but at a meeting on June 20, 1997, the Board instructed the Company's management and financial advisors to explore alternatives to the Invacare Offer, including having discussions with certain parties which have expressed or may have an interest in a possible merger with or acquisition of the Company, and considering other possible transactions employing leverage to deliver value to shareholders. There can be no assurance that any such transaction will be proposed or consummated. The Board of Directors is of the opinion that, prior to an agreement in principle being reached, disclosure of the possible terms of, or the parties to, such a potential transaction would jeopardize continuation of such discussions. Accordingly, the Board has instructed management not to make any such disclosure until an agreement in principle has been reached or counsel has advised that such disclosure is otherwise required by law.

                  Except as set forth above, Healthdyne is not undertaking any negotiations in response to the Invacare Offer that relate to or would result in any transaction, change or matter referred to in Item 7(a) of Schedule 14D-9 of the Securities and Exchange Commission.

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ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.


  EXHIBIT
   NUMBER                                   DESCRIPTION
  -------                                   -----------
  Exhibit 52   --   Press release issued by Healthdyne on June 23, 1997.


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                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          HEALTHDYNE TECHNOLOGIES, INC.

                                          By:      /s/ M. WAYNE BOYLSTON
                                            ------------------------------------
                                            Name: M. Wayne Boylston
                                            Title: Vice President -- Finance,
                                            Chief Financial Officer and
                                              Treasurer


Dated: June 23, 1997


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                                                                     Exhibit 52



                                                  HEALTHDYNE TECHNOLOGIES, INC.
                                                     CONTACT: M. WAYNE BOYLSTON
                                                                 (770) 499-1212

HEALTHDYNE TECHNOLOGIES TO EXPLORE
ALTERNATIVES TO INVACARE OFFER

FOR IMMEDIATE RELEASE


     Marietta, Georgia, June 23, 1997 __ Healthdyne Technologies, Inc. (Nasdaq:
HDTC) announced today that its Board of Directors, while reaffirming its decision not to sell or merge the Company, instructed the Company's management and financial advisors to explore alternatives to the offer of Invacare Corporation, including a possible merger or acquisition of Healthdyne Technologies with or by another party and possible transactions employing leverage to deliver value to shareholders.


     Parker H. Petit, Chairman of the Board, stated, "While the Board has not made any decision to pursue any particular alternative, we believe it is prudent to talk with third parties to find out what the alternatives are. Of course, there can be no assurance that any transaction will be proposed or consummated."

     Mr. Petit also sent the following letter to A. Malachi Mixon, III, Invacare's Chairman:


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                                                              June 23, 1997

A. Malachi Mixon, III
Chairman of the Board and
 Chief Executive Officer
Invacare Corporation
899 Cleveland Street
Elyria, Ohio 44056

Dear Mr. Mixon:

          I am writing in response to the request made in your letter of May 21, 1997, that Invacare be included in any discussions with third parties undertaken by Healthdyne regarding a potential acquisition or strategic combination involving Healthdyne.

          As you may know, Healthdyne's Board of Directors has reaffirmed its decision not to sell or merge Healthdyne. Nonetheless, in the interest of exploring all alternatives to Invacare's latest grossly inadequate offer, Healthdyne's Board instructed management to talk with third parties which have expressed or may have an interest in a potential transaction with Healthdyne.

          We are willing to include Invacare in this process and furnish to Invacare the same non-public information concerning Healthdyne as we may furnish to such third parties, provided that Invacare agrees to abide by the same conditions being asked of such third parties. Specifically, Invacare would be required to withdraw its tender offer, stop soliciting proxies, and sign a confidentiality agreement which would include customary standstill provisions. Of course, if Healthdyne's Board determines to sell the Company to the highest bidder, Invacare would be invited to make a proposal to the Board, which the Board would consider along with any other proposals we have received.

          Healthdyne is not prepared to furnish non-public information to Invacare while Invacare is pursuing its tender offer and soliciting proxies, as Invacare would then have a legal duty to publicly disclose such information in its tender offer and proxy soliciting material. We believe that such disclosure, without any assurance that Healthdyne's shareholders would benefit by receiving a

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higher offer from Invacare  fully  reflective of the true value of  Healthdyne, would not be in the best interests of our shareholders.

          We believe that the conditions set forth in this letter will establish an orderly process and a "level playing field" that will enable Healthdyne to fully explore alternatives to Invacare's offer and enable Invacare to participate in the process if it is willing to play by the rules.

          If you are interested in proceeding on this basis, please let me know.

                                                      Sincerely,

                                                      /s/ Parker H. Petit
                                                      -------------------
                                                      Parker H. Petit
                                                      Chairman of the Board


         Healthdyne Technologies designs, manufactures and markets technologically advanced medical devices for use in the home, as well as other specialized clinical settings. The Company's products include diagnostic and therapeutic devices for the evaluation and treatment of sleep disorders, non-invasive ventilators, oxygen concentrators and medication nebulizers for the treatment of respiratory disorders, monitors for infants at risk for SIDS, and products for asthma management.

                            PARTICIPANT INFORMATION

          In addition to Healthdyne Technologies, other partici- pants in any proxy solicitation by Healthdyne Technologies in connection with its 1997 annual meeting may include the following directors and executive officers of Healthdyne Technologies: Parker H. Petit, Chairman of the Board; Craig B. Reynolds, President, Chief Executive Officer and Director; J. Terry Dewberry, Director; Alexander H. Lorch, Director; J. Leland Strange, Director; James J. Wellman, M.D., Director; J. Paul Yokubinas, Director; Robert M. Johnson, Senior Vice President-Business Development; John

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L. Miclot, Senior Vice President-Sales and Marketing; Robert E. Tucker, Senior
Vice President-Operations; M. Wayne Boylston, Vice President-Finance, Chief Financial Officer and Treasurer; Leslie R. Jones, Vice President, General Counsel and Secretary; and Jeffrey A. North, Corporate Controller. The above-referenced individuals beneficially own an aggregate of 1,593,092 shares of Healthdyne Technologies' common stock (including shares underlying vested options). Healthdyne Technologies has retained Morrow & Co., Inc. to act as information agent and proxy solicitor in connection with the Invacare offer for customary fees. Although Cowen & Company ("Cowen"), which is acting as financial advisor to Healthdyne Technologies in connection with the Invacare offer, does not admit that it or any of its directors, officers, employees or affiliates is a "participant," as defined in Schedule 14A promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, or that such Schedule 14A requires the disclosure of certain information concerning them, the following employees of Cowen may assist Healthdyne Technologies in such a solicitation: Robert D. Valdez (Managing Director) and Edward M. Brown (Managing Director). Cowen will receive customary financial advisor fees, reimbursement and indemnification from Healthdyne Technologies in connection with the Invacare offer. Cowen will not receive any additional fee for or in connection with assisting in any solicitation of proxies. Cowen engages in a full range of investment banking, research, sales, trading, market-making, brokerage, asset management and correspondent clearing services for institutional and individual clients. In the ordinary course of its business, Cowen maintains customary arrangements and effects transactions in the securities of Healthdyne Technologies for the accounts of its customers. As a result of its engagement by Healthdyne Technologies, Cowen has restricted its proprietary trading in the securities of Healthdyne Technologies (although it may still execute trades for customers on an unsolicited agency basis).


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